B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2025
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Sept. 30, 2025	For the three months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2024

Gold revenue	$782,948	$448,229	$2,007,261	$1,402,242

Cost of sales
Production costs	(195,154)	(192,408)	(517,511)	(500,452)
Depreciation and depletion	(104,665)	(88,051)	(296,927)	(273,505)
Royalties and production taxes	(92,784)	(32,929)	(213,291)	(96,045)
Total cost of sales	(392,603)	(313,388)	(1,027,729)	(870,002)

Gross profit	390,345	134,841	979,532	532,240

General and administrative	(15,249)	(13,283)	(42,834)	(40,389)
Share-based payments	(6,966)	(5,069)	(20,969)	(14,815)
Non-recoverable input taxes	(380)	(3,353)	(12,657)	(10,352)
Write-down of mining interests (Note 7)	—	—	(5,118)	(636)
Foreign exchange (losses) gains	(15,252)	5,893	4,743	(7,842)
Community relations	(11,021)	(855)	(12,579)	(1,786)
Share of net (loss) income of associates (Note 8)	(2,103)	(98)	(1,925)	4,581
Impairment of long-lived assets (Note 7)	—	(661,160)	—	(876,376)
Gain on sale of mining interests (Note 7)	—	7,453	—	56,115
Gain on sale of shares in associate (Note 8)	—	—	—	16,822
Other expense (Note 13)	(6,507)	(26,550)	(16,977)	(34,304)
Operating income (loss)	332,867	(562,181)	871,216	(376,742)

Losses on derivative instruments (Note 14)	(105,701)	(6,378)	(170,173)	(5,674)
Change in fair value of gold stream (Note 15)	(28,100)	(1,957)	(80,406)	(21,196)
Interest and financing expense (Note 10 and 16)	(4,730)	(6,966)	(15,307)	(24,002)
Interest income	3,035	4,011	9,120	17,137
Loss on dilution of associate (Note 8)	—	—	—	(8,984)
Other income	416	1,777	2,501	1,932
Income (loss) from operations before taxes	197,787	(571,694)	616,951	(417,529)

Current income tax, withholding and other taxes (Note 18)	(143,945)	(74,804)	(390,202)	(233,085)
Deferred income tax (expense) recovery (Note 18)	(30,719)	15,466	19,691	33,286
Net income (loss) for the period	$23,123	$(631,032)	$246,440	$(617,328)

Attributable to:
Shareholders of the Company	$19,313	$(633,757)	$231,324	$(618,010)
Non-controlling interests (Note 12)	3,810	2,725	15,116	682
Net income (loss) for the period	$23,123	$(631,032)	$246,440	$(617,328)

Earnings (loss) per share (attributable to shareholders of the Company) (Note 11)
Basic	$0.01	$(0.48)	$0.18	$(0.47)
Diluted	$0.01	$(0.48)	$0.16	$(0.47)

Weighted average number of common shares outstanding (in thousands) (Note 11)
Basic	1,324,279	1,310,994	1,321,491	1,307,134
Diluted	1,482,386	1,310,994	1,475,718	1,307,134
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2025	For the three months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2024

Net income (loss) for the period	$23,123	$(631,032)	$246,440	$(617,328)

Other comprehensive income
Items that will not be subsequently reclassified to net income:
Gain on long-term investments, net of deferred income tax (Note 6)	34,255	22,239	76,570	29,048
Other comprehensive income for the period	34,255	22,239	76,570	29,048
Total comprehensive income (loss) for the period	$57,378	$(608,793)	$323,010	$(588,280)

Other comprehensive income attributable to:
Shareholders of the Company	$34,255	$22,239	$76,570	$29,048
Non-controlling interests	—	—	—	—
	$34,255	$22,239	$76,570	$29,048

Total comprehensive income (loss) attributable to:
Shareholders of the Company	$53,568	$(611,518)	$307,894	$(588,962)
Non-controlling interests	3,810	2,725	15,116	682
	$57,378	$(608,793)	$323,010	$(588,280)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2025	For the three months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2024
Operating activities
Net income (loss) for the period	$23,123	$(631,032)	$246,440	$(617,328)
Mine restoration provisions settled	(557)	(527)	(1,657)	(1,468)
Non-cash charges, net (Note 19)	301,427	749,620	624,120	1,134,534
Delivery into prepaid sales (Note 16)	(144,093)	—	(144,093)	—
Proceeds from prepaid sales (Note 16)	—	—	—	500,023
Changes in non-cash working capital (Note 19)	70,929	3,576	84,951	(54,148)
Changes in long-term inventory	(60,883)	(101,769)	(102,166)	(117,465)
Changes in long-term value added tax receivables	(18,556)	(35,967)	(102,336)	(87,088)
Cash provided (used) by operating activities	171,390	(16,099)	605,259	757,060

Financing activities
Proceeds from convertible senior unsecured notes, net of financing costs (Note 10)	—	—	445,913	—
Drawdown of revolving credit facility (Note 10)	200,000	200,000	200,000	200,000
Repayment of revolving credit facility (Note 10)	—	—	(400,000)	(150,000)
Equipment loan facility draw downs (Note 10)	4,439	—	16,743	—
Repayment of equipment loan facilities (Note 10)	(3,687)	(2,980)	(12,244)	(8,886)
Interest and commitment fees paid	(7,815)	(1,075)	(12,457)	(5,744)
Cash proceeds from stock option exercises (Note 11)	29,169	569	35,336	3,014
Repurchase of common shares (Note 11)	(9,849)	—	(9,849)	—
Dividends paid (Note 11)	(25,919)	(46,112)	(77,430)	(137,970)
Principal payments on lease arrangements (Note 10)	(5,479)	(2,797)	(16,892)	(5,385)
Distributions to non-controlling interests (Note 12)	(4,824)	(5,412)	(22,441)	(12,700)
Other	36	(512)	(4,235)	450
Cash provided (used) by financing activities	176,071	141,681	142,444	(117,221)

Investing activities
Expenditures on mining interests:
Fekola Mine	(55,113)	(64,464)	(172,495)	(198,205)
Masbate Mine	(9,916)	(5,192)	(35,148)	(20,229)
Otjikoto Mine	(4,391)	(609)	(12,707)	(26,128)
Goose Mine	(157,068)	(120,974)	(395,364)	(366,129)
Fekola Regional Properties	(5,579)	(3,992)	(13,752)	(13,417)
Gramalote Project	(11,531)	(3,357)	(23,475)	(10,227)
Other exploration (Note 19)	(15,738)	(18,752)	(35,212)	(39,164)
Redemption of short-term investments	8,465	—	31,009	—
Purchase of short-term investments	(14,625)	—	(25,551)	—
Funding of reclamation accounts	(1,806)	(2,290)	(8,254)	(4,995)
Purchase of shares in associate (Note 8)	—	(9,089)	(4,800)	(9,089)
Purchase of long-term investments (Note 6)	(10,052)	(664)	(13,178)	(6,916)
Cash proceeds on sale of investment in associate (Note 8)	—	—	—	100,302
Cash proceeds on sale of long-term investment	—	58,627	—	77,288
Other	(103)	7,411	(48)	5,575
Cash used by investing activities	(277,457)	(163,345)	(708,975)	(511,334)

Increase (decrease) in cash and cash equivalents	70,004	(37,763)	38,728	128,505

Effect of exchange rate changes on cash and cash equivalents	(11,267)	2,036	(8,471)	(4,287)
Cash and cash equivalents, beginning of period	308,491	466,840	336,971	306,895
Cash and cash equivalents, end of period	$367,228	$431,113	$367,228	$431,113

Supplementary cash flow information (Note 19)
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at September 30, 2025	As at December 31, 2024
Assets
Current
Cash and cash equivalents	$367,228	$336,971
Receivables, prepaids and other (Note 4)	54,177	41,059
Value-added and other tax receivables	50,522	46,173
Inventories (Note 5)	598,542	477,586
	1,070,469	901,789

Long-term investments (Note 6)	178,415	76,717
Value-added tax receivables	322,840	244,147
Mining interests (Note 7)	3,766,734	3,291,435
Investments in associates (Note 8)	94,292	91,417
Long-term inventories (Note 5)	170,056	134,529
Other assets (Note 9)	73,242	73,964
Deferred income taxes	16,168	—
	$5,692,216	$4,813,998
Liabilities
Current
Accounts payable and accrued liabilities	$156,984	$156,352
Current income and other taxes payable	242,686	103,557
Current portion of prepaid gold sales (Note 16)	423,399	272,781
Current portion of long-term debt (Note 10)	30,071	16,419
Current portion of derivative instruments (Note 14)	137,144	1,606
Current portion of gold stream obligation (Note 15)	17,000	6,900
Current portion of mine restoration provisions	6,140	7,170
Other current liabilities	22,147	15,902
	1,035,571	580,687

Long-term debt (Note 10)	607,541	421,464
Gold stream obligation (Note 15)	229,551	159,525
Prepaid gold sales (Note 16)	—	265,329
Mine restoration provisions	158,045	140,541
Deferred income taxes	203,109	169,738
Derivative instruments (Note 14)	37,374	2,760
Employee benefits obligation	23,926	18,410
Other long-term liabilities	26,316	19,847
	2,321,433	1,778,301
Equity
Shareholders’ equity
Share capital (Note 11)	3,560,342	3,510,271
Contributed surplus	155,397	91,184
Accumulated other comprehensive loss	(26,201)	(102,771)
Retained deficit	(364,460)	(515,619)
	3,325,078	2,983,065
Non-controlling interests (Note 12)	45,705	52,632
	3,370,783	3,035,697
	$5,692,216	$4,813,998

Commitments (Note 21)

Approved by the Board	"Clive T. Johnson"	Director	"Lisa M. Pankratz"	Director
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2025
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained deficit	Non- controlling interests	Total equity

Balance at December 31, 2024	1,318,041	$3,510,271	$91,184	$(102,771)	$(515,619)	$52,632	$3,035,697

Net income for the period	—	—	—	—	231,324	15,116	246,440
Dividends (Note 11)	501	1,798	779	—	(80,165)	—	(77,588)
Portion of convertible senior unsecured notes allocated to equity, net of deferred income tax (Note 10)	—	—	67,437	—	—	—	67,437
Gain on investments, net of deferred income tax (Note 6)	—	—	—	76,570	—	—	76,570
Shares issued on exercise of stock options	10,732	35,336	—	—	—	—	35,336
Shares pending issuance for exercise of stock options	1,025	3,770					3,770
Shares issued on vesting of RSUs	2,156	7,103	(7,103)	—	—	—	—
Normal Course Issuer Bid (Note 11)	(2,321)	(9,849)					(9,849)
Transactions with non-controlling interests (Note 12)	—	—	—	—	—	(22,043)	(22,043)
Share-based payments	—	—	15,013	—	—	—	15,013
Transfer to share capital on exercise of stock options	—	11,913	(11,913)	—	—	—	—
Balance at September 30, 2025	1,330,134	$3,560,342	$155,397	$(26,201)	$(364,460)	$45,705	$3,370,783

	2024
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained (deficit) earnings	Non- controlling interests	Total equity

Balance at December 31, 2023	1,302,396	$3,454,811	$84,970	$(125,256)	$395,854	$99,596	$3,909,975

Net (loss) income for the period	—	—	—	—	(618,010)	682	(617,328)
Dividends (Note 11)	6,905	18,732	893	—	(157,873)	—	(138,248)
Gain on investments, net of deferred income tax	—	—	—	29,048	—	—	29,048
Shares issued on exercise of stock options	1,157	3,014	—	—	—	—	3,014
Shares issued on vesting of RSUs	1,547	6,565	(6,565)	—	—	—	—
Shares issued on vesting PSUs	946	7,604	(7,604)				—
Transactions with non-controlling interests	—	—	—	—	(62,676)	51,610	(11,066)
Share-based payments	—	—	13,685	—	—	—	13,685
Transfer to share capital on exercise of stock options	—	1,535	(1,535)	—	—	—	—

Balance at September 30, 2024	1,312,951	$3,492,261	$83,844	$(96,208)	$(442,705)	$151,888	$3,189,080

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with four operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines, the Otjikoto Mine in Namibia and the Goose Mine in Canada. The Company determined that the Goose Mine achieved commercial production on October 2, 2025. The Company also owns the Gramalote Project in Colombia. The Company holds an approximately 33% interest in Versamet Royalties Corporation ("Versamet") and a portfolio of evaluation and exploration assets in a number of countries including Mali and Finland.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS").

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company except as noted below.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors ("Board") on November 5, 2025.

Recent IFRS pronouncements issued

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in the Financial Statements (“IFRS 18”) replacing IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of operations, including specified totals and subtotals. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued narrow scope amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

3 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IAS 34 requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Areas of judgement

Assessment of impairment and reversal of impairment indicators for long-lived assets

The Company applies significant judgement in assessing whether there are indicators of impairment or impairment reversal present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by management in determining whether there are any indicators.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Sources of estimation uncertainty

Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the Company's gold collars and gold stream obligation (Notes 14, 15 and 17), the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash-generating units for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development project. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes and expected timing of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables as at September 30, 2025 included amounts for the Fekola Mine of $280 million (December 31, 2024 - $214 million), for the Masbate Mine of $23 million (December 31, 2024 – $13 million), and for the Gramalote Project of $20 million (December 31, 2024 - $17 million).

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

4 Receivables, prepaids and other

	September 30, 2025	December 31, 2024
	$	$

Prepaid expenses	22,329	9,157
Supplier advances	11,323	9,757
Short-term investments	8,426	11,565
Other receivables	12,099	10,580
	54,177	41,059

5 Inventories

The current inventories balance is made up as follows:

	September 30, 2025	December 31, 2024
	$	$

Gold and silver bullion	78,685	34,181
In-process inventory	24,173	45,607
Ore stock-pile inventory	62,352	62,076
Materials and supplies	433,332	335,722
	598,542	477,586

The long-term inventories balance is made up as follows:

	September 30, 2025	December 31, 2024
	$	$

Ore stock-pile inventory	75,398	67,891
Materials and supplies	94,658	66,638
	170,056	134,529

Current ore stock-pile inventory as at September 30, 2025 includes amounts for the Goose Mine of $35 million (December 31, 2024 - $23 million), for the Masbate Mine of $13 million (December 31, 2024 - $15 million), for the Otjikoto Mine of $12 million (December 31, 2024 – $10 million) and for the Fekola Mine of $2 million (December 31, 2024 - $14 million).

Long-term stock-pile inventory as at September 30, 2025 includes amounts for the Otjikoto Mine of $58 million (December 31, 2024 – $50 million), for the Fekola Mine of $9 million (December 31, 2024 - $9 million), and for the Masbate Mine of $8 million (December 31, 2024 - $9 million).

Long-term supplies inventory are supplies for the Goose Mine that are expected to be consumed beyond the next twelve months.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6 Long-term investments

	September 30, 2025			December 31, 2024
	Cost $	AOCI $	Fair Value $	Cost $	AOCI $	Fair Value $

Snowline Gold Corp.	47,303	87,966	135,269	39,011	16,566	55,577
St. Augustine Gold & Copper Ltd.	20,193	(136)	20,057	20,193	(16,408)	3,785
Founder Metals Inc	13,255	5,259	18,514	8,705	5,500	14,205
Prospector Metals Corp.	1,000	1,182	2,182	664	(277)	387
AuMEGA Metals Ltd.	3,839	(2,033)	1,806	3,839	(1,813)	2,026
Other	14,299	(13,712)	587	14,299	(13,562)	737
	99,889	78,526	178,415	86,711	(9,994)	76,717

During the nine months ended September 30, 2025, the Company purchased an additional 1.3 million shares of Snowline Gold Corp. ("Snowline") at an average cost of Cdn. $8.79 for a total cost of $8 million to maintain a 9.9% interest in Snowline in accordance with the Company's rights under its shareholder agreement.

During the nine months ended September 30, 2025, the Company purchased 1.7 million shares in Founders Metals Inc. at an average cost of Cdn. $3.84 per share for a total cost of $5 million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

7 Mining interests

	Mineral properties	Buildings, plant & equipment	Construction-in-progress	Exploration & evaluation assets	Total
	$	$	$	$	$
Cost
Balance at December 31, 2023	2,417,447	1,954,150	1,394,143	647,455	6,413,195
Additions	152,559	87,234	685,869	23,901	949,563
Capitalized interest	—	—	30,008	—	30,008
Disposals	(21,087)	(27,165)	—	(10,230)	(58,482)
Write-downs	—	—	—	(636)	(636)
Transfers	771,391	73,523	(849,872)	—	(4,958)
Change in mine restoration provision estimates	32,333	—	3,687	1,819	37,839

Balance at December 31, 2024	3,352,643	2,087,742	1,263,835	662,309	7,366,529
Additions	153,932	104,315	461,997	35,409	755,653
Capitalized interest	—	—	54,989	—	54,989
Disposals	(298,455)	(45,577)	—	—	(344,032)
Write-downs	—	—	—	(5,118)	(5,118)
Transfers	147,200	76,608	(223,808)	—	—
Change in mine restoration provision estimates	13,292	—	—	—	13,292

Balance at September 30, 2025	3,368,612	2,223,088	1,557,013	692,600	7,841,313

Accumulated depreciation, depletion, amortization and impairment
Balance at December 31, 2023	(1,488,833)	(1,073,678)	—	(287,194)	(2,849,705)
Depreciation and depletion	(192,495)	(181,027)	—	—	(373,522)
Impairment	(770,848)	(57,855)	—	(47,673)	(876,376)
Disposals	—	24,509	—	—	24,509

Balance at December 31, 2024	(2,452,176)	(1,288,051)	—	(334,867)	(4,075,094)
Depreciation and depletion	(178,741)	(156,920)	—	—	(335,661)
Disposals	298,455	37,721	—	—	336,176

Balance at September 30, 2025	(2,332,462)	(1,407,250)	—	(334,867)	(4,074,579)

Net book value at December 31, 2024	900,467	799,691	1,263,835	327,442	3,291,435

Net book value at September 30, 2025	1,036,150	815,838	1,557,013	357,733	3,766,734

Otjikoto Mine

During the three months ended September 30, 2025, the Company wrote off components of the mineral properties related to open pit mining activities at the Otjikoto Mine with a net book value of $nil million (cost of $284 million less accumulated depreciation of $284 million). With the conclusion of the open pit mining operations at the Otjikoto Mine, no future economic benefit is expected to be conferred from these assets.

Impairment of the Goose Mine CGU

During the three months ended September 30, 2024, the Company completed an updated construction cost estimate for the Goose Mine. The updated estimate showed a significant increase in the expected construction cost to complete was determined to be an indicator of impairment for the Goose Mine assets. The Company’s analysis concluded that the Goose Mine cash-generating unit ("CGU") was impaired, resulting in an impairment of $661 million, which was recorded as an impairment charge in the Condensed Interim Consolidated Statement of Operations during the three months ended September 30, 2024.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Impairment of the Fekola Complex CGU

During the year ended December 31, 2023, the State of Mali ("the State") introduced a new mining code (the “2023 Mining Code”) and related Local Content Law. In July 2024, the accompanying Implementation Decrees which clarified how the provisions of the 2023 Mining Code and Local Content Law applied were enacted into law. The Company’s analysis concluded that the Fekola Complex CGU was impaired resulting in an impairment of $215 million. A net impairment charge of $194 million after taking into account a deferred income tax recovery of $21 million was recorded in the Condensed Interim Consolidated Statement of Operations for the nine months period ended September 30, 2024. On September 11, 2024, the Company reached a Memorandum of Understanding (the "Agreement") with the State which covers the ongoing operation and governance of the Fekola Complex as well as the settlement of existing income tax, customs and other regulatory disputes covering the period 2016 to December 31, 2023 and the distribution of dividends attributed to the State of Mali up to December 31, 2023.

Principal terms of the agreement:
•Settlement of income tax and customs assessments for the period from 2016 through 2023 of $70 million. An expense of $67 million (net of previous accruals) was recorded as an income tax expense in the Condensed Interim Consolidated Statement of Operations for the nine months ended September 30, 2024 (the expense for the three months ended September 30, 2024 was $30 million).
•Settlement of other regulatory disputes related to the timing of repatriation of funds of $17 million. This amount was paid upon signing of the Agreement and was recorded in Other Expense in the Condensed Interim Consolidated Statement of Operations for the three and nine months ended September 30, 2024.
•Upon completion of certain conditions precedent, the State of Mali's ordinary share interest in Fekola was converted into a 10% preferred share interest. The rights of the additional preferred share interest are consistent with the State of Mali's 10% free carried interest including priority dividend rights, therefore, this is accounted for as an income tax under IAS 12 Income taxes.
•In addition to the above, the Company agreed to forgive the principal and accrued interest balance outstanding totalling $69 million on the loan made to the State for the purchase of their 10% ordinary share ownership. This was recorded within Equity on the Condensed Interim Consolidated Balance Sheet.

Versamet transaction

On June 5, 2024, the Company entered into a purchase and sale agreement (the "Agreement") to sell a portfolio of ten metal royalties (the "Royalties") to Versamet in exchange for 122 million Versamet shares at Cdn. $0.80 per share for proceeds of $71 million. Upon completion of the second tranche, on August 13, 2024, the Company received an additional 17 million Versamet shares at Cdn. $0.80 per share for estimated proceeds of $10 million. The Company recorded a $49 million gain on sale of mining interests in the Condensed Interim Consolidated Statement of Operations for the nine months period ended September 30, 2024.

Other

During the nine months ended September 30, 2025, the Company wrote-off $5 million (2024 - $1 million) relating to non-core exploration and evaluation properties that it no longer plans to proceed with.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8 Investment in associates

	Versamet	Calibre	Other	Total
	$	$	$	$

Balance at December 31, 2023	—	130,953	3,139	134,092
Share of net (loss) income	(1,866)	4,874	(378)	2,630
Interests acquired	88,933	—	1,589	90,522
Interests disposed	—	(83,480)	—	(83,480)
Transfer to long-term investments	—	(43,363)	—	(43,363)
Loss on dilution	—	(8,984)	—	(8,984)

Balance at December 31, 2024	87,067	—	4,350	91,417
Share of net income (loss)	1,306	—	(3,231)	(1,925)
Interests acquired	—	—	4,800	4,800

Balance at September 30, 2025	88,373	—	5,919	94,292

Calibre

On June 20, 2024, the Company sold 79 million of its 111 million shares in Calibre Mining Corp. for proceeds of $100 million (net of transaction costs). The transaction resulted in $17 million gain on sale of shares in associate recorded in the Condensed Interim Consolidated Statement of Operations for the nine month period ended September 30, 2024.

9 Other assets

	September 30, 2025	December 31, 2024
	$	$

Reclamation deposits	65,971	54,375
Restricted cash	6,656	5,054
Prepaid witholding tax	—	14,473
Other	615	62
	73,242	73,964

As at September 30, 2025, reclamation deposits include amounts for the Fekola Mine of $26 million (December 31, 2024 - $22 million), for the Otjikoto Mine of $22 million (December 31, 2024 – $18 million), for the Goose Mine of $14 million (December 31, 2024 - $11 million) and for the Masbate Mine of $4 million (December 31, 2024 - $4 million).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

10 Long-term debt

	September 30, 2025	December 31, 2024
	$	$
Convertible senior unsecured notes
Principal amount	460,000	—
Portion allocated to equity	(95,298)	—
Financing costs	(11,168)	—
Interest paid	(6,430)	—
Accretion and amortization of financing costs	20,468	—
	367,572	—
Revolving credit facility:
Principal amount	200,000	400,000
Unamortized deferred financing costs	(6,741)	(8,310)
	193,259	391,690
Equipment loans and lease obligations:
Fekola equipment loan facilities (net of unamortized financing costs)	23,269	13,319
Goose Mine equipment loan facilities (net of unamortized financing costs)	768	3,588
Lease liabilities	52,744	29,286
	76,781	46,193

Total debt	637,612	437,883
Less current portion	(30,071)	(16,419)
	607,541	421,464

The changes in debt balances during the nine months ended September 30, 2025 are as follows:

	Convertible senior unsecured notes	Revolving credit facility	Equipment loans	Lease liabilities	Total
	$	$	$	$	$

Balance at December 31, 2024	—	391,690	16,907	29,286	437,883
Drawdowns	460,000	200,000	16,743	—	676,743
Debt repayments		(400,000)	(12,244)	(16,892)	(429,136)
Portion allocated to equity	(95,298)	—	—	—	(95,298)
Interest payment	(6,430)	—	—	—	(6,430)
Lease liabilities incurred	—	—	—	36,288	36,288
Lease liabilities derecognized	—	—	—	(1,050)	(1,050)
Financing costs incurred	(11,168)	—	—	—	(11,168)
Foreign exchange losses	—	—	2,631	1,127	3,758
Non-cash interest and financing expense	20,468	1,569	—	3,985	26,022
Balance at September 30, 2025	367,572	193,259	24,037	52,744	637,612

Current portion	(2,108)	—	(7,424)	(20,539)	(30,071)
	365,464	193,259	16,613	32,205	607,541

Convertible senior unsecured notes

On January 28, 2025, the Company issued convertible senior unsecured notes (“the Notes”) with an aggregate principal amount of $460 million for cash proceeds of $446 million net of financing costs of $14 million. The notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025. The Notes mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 common shares of the Company per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per share.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The initial conversion rate is subject to adjustment in certain events. In addition, if certain fundamental changes occur, including a change in control or upon notice of redemption by the Company as described below, the holders may elect to convert the Notes. In the event of a fundamental change, the holders may elect to convert any outstanding Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest.

A fundamental change includes the following occurrences:
•A change in control where a person or group becomes the beneficial owner of more than 50% of our voting stock, or gains the power to elect a majority of our board of directors.
•The consummation of significant transactions such as certain mergers or consolidations pursuant to which our common shares will be converted or exchanged for cash, securities or other property, or sales of substantially all our assets that change the corporate structure or ownership.
•Approval by our shareholders of any plan for liquidation or dissolution.

Prior to February 7, 2028, the Company may not redeem the notes except in the event of certain changes in Canadian tax law. At any time on or after February 7, 2028, and until maturity, the Company may redeem all or part of the Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest. This option was not separated as it is considered closely related to the underlying instrument.

The Notes are the Company's senior unsecured obligations and rank equally with all existing and future senior unsecured indebtedness. The Notes are effectively unsecured to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes are structurally unsecured to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

The Notes are compound financial instruments consisting of a financial liability and a conversion option that is classified as equity. Of the gross proceeds of $460 million, $365 million was allocated to the liability component, representing the fair value of the liability component on initial recognition, calculated as the present value of the contractual principal and interest payments over the term of the Notes using a discount rate of 7.8%. Total financing costs of $14 million were allocated to the liability and equity components in proportion to the allocation of the gross proceeds, with $11 million allocated to the liability and $3 million allocated to equity. The net liability of $354 million ($365 million net of $11 million of financing costs) will be accreted to the face value of the Notes over the term to maturity using the effective interest method with an effective interest rate of 8.5%.

The equity component, representing the holders’ conversion option, was allocated the residual amount of $95 million. The net amount recorded in the Condensed Interim Consolidated Statement of Changes in Equity at September 30, 2025 was $67 million calculated as $95 million option valuation less $3 million of allocated financing costs and a deferred tax charge of $25 million for the taxable temporary difference arising from the difference between the initial carrying amount of the liability component of the Notes and the tax base.

In connection with the Notes, the Company entered into a cash settled total return swap with one of the initial purchasers of the Notes for common shares of the Company with a total value of $50 million. During the nine months ended September 30, 2025, the Company settled the total return swap for a gain of $8 million. This gain was recorded as part of Losses on derivative instruments in the Condensed Interim Consolidated Statements of Operations for the three and nine months ended September 30, 2025.

Revolving credit facility

The Company has an $800 million revolving credit facility ("RCF") with a syndicate of international banks. The RCF allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be further increased to $1 billion any time prior to the maturity date of December 17, 2028. During the nine months ended September 30, 2025, the Company drew down $400 million and repaid $200 million on the on the RCF. As at September 30, 2025, the Company had available undrawn capacity of $600 million. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain an interest coverage ratio greater than or equal to 3:1 for any fiscal quarter and a leverage ratio of less than 3.5:1 for any fiscal quarter. As at September 30, 2025, the Company was in compliance with these debt covenants. During the nine months ended September 30, 2025, the Company paid outstanding financing costs of $4 million on the RCF. Subsequent to September 30, 2025, on October 3, 2025, the Company repaid $50 million on the RCF.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Lease liabilities

During the nine months ended September 30, 2025, the Company entered into contracts for underground development and mining work at the Fekola Mine and at the Otjikoto Mine that resulted in the recognition $28 million of right-of-use assets and $28 million of lease liabilities and $8 million of right-of-use assets and $8 million of lease liabilities, respectively. The valuation of the lease at the Otjikoto and Fekola mines was based on a 2 and 4 year term, respectively .

11 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at September 30, 2025, the Company had 1,330,133,711 common shares outstanding (December 31, 2024 - 1,318,040,605 shares). No preferred shares were outstanding.

During the nine months ended September 30, 2025, the Company paid three quarterly dividends of $0.02 per share each, totaling $80 million (2024 - $158 million). Of this amount, $2 million (2024 - $19 million) was satisfied by the issuance of 0.5 million shares (2024 - 7 million shares) under the Company's Dividend Re-investment Plan.

For the three and nine months ended September 30, 2025, the company issued 12 million common shares for proceeds of $39 million upon exercise of stock options. Subsequent to September 30, 2025, the Company issued a further 6 million shares for proceeds of $21 million on the exercise of stock options.

In April 2025, the Company received approval from the TSX to implement a Normal Course Issuer Bid ("NCIB") pursuant to which the Company may purchase up to a maximum of 5% of its issued and outstanding common shares. Under the NCIB, the Company may purchase its common shares for cancellation. The Company intends to repurchase its common shares during the period commencing April 3, 2025 and ending April 2, 2026, through the facilities of the TSX, the NYSE American and other designated exchanges and/or alternative trading systems or by such other means as may be permitted by applicable Canadian and U.S. securities laws. The Company repurchased and cancelled 2 million common shares for $10 million during the three months ended September 30, 2025 .

Subsequent to September 30, 2025, on November 5, 2025, the Company approved a third quarter dividend of $0.02 payable on December 15, 2025.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Earnings per share

The following is the calculation of basic and diluted earnings per share:

	For the three months ended Sept. 30, 2025	For the three months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2024

Net income (loss) (attributable to shareholders of the Company)	$19,313	$(633,757)	$231,324	$(618,010)
Interest and financing expense on convertible senior unsecured notes	$—	$—	$468	$—
Diluted net income (loss) (attributable to shareholders of the Company)	$19,313	(633,757)	$231,792	$(618,010)

Basic weighted average number of common shares outstanding (in thousands)	1,324,279	1,310,994	1,321,491	1,307,134

Effect of dilutive securities:
Convertible senior unsecured notes	144,996	—	144,996	—
Performance share units	3,507	—	3,507	—
Restricted share units	2,264	—	1,810	—
Stock options	7,340	—	3,914	—
Diluted weighted average number of common shares outstanding (in thousands)	1,482,386	1,310,994	1,475,718	1,307,134

Earnings (loss) per share (attributable to shareholders of the Company)
Basic	$0.01	$(0.48)	$0.18	$(0.47)
Diluted	$0.01	$(0.48)	$0.16	$(0.47)

12 Non-controlling interests

The following is a continuity schedule of the Company's non-controlling interests:

	Masbate	Otjikoto	Finland	Total
	$	$	$	$

Balance at December 31, 2024	26,072	20,973	5,587	52,632
Share of net (loss) income	(969)	15,901	184	15,116
Distributions to non-controlling interest	(1,200)	(21,241)	—	(22,441)
Participating funding from non-controlling interest	—	—	398	398
Balance at September 30, 2025	23,903	15,633	6,169	45,705

13 Other expense

	For the three months ended Sept. 30, 2025	For the three months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2024
	$	$	$	$

Non-capital exploration	2,021	1,852	8,380	6,269
Loss on sale of assets	4,111	145	7,665	1,589
Stockpile net realizable value adjustment	—	8,058	(527)	8,058
Malian regulatory settlement (Note 7)	—	16,795	—	16,795
Other	375	(300)	1,459	1,593
	6,507	26,550	16,977	34,304

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14 Derivative financial instruments

Fuel derivatives

During the nine months ended September 30, 2025, the Company entered into an additional series of forward contracts for the purchase of 26 million litres of fuel oil at an average strike price of $0.40 per litre and 49 million litres of gas oil at an average strike price of $0.53 per litre with scheduled settlement between May 2025 and July 2027. The Company's fuel derivative instruments were not designated as hedges and are being recorded at fair value through profit and loss ("FVTPL").

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at September 30, 2025:

	2025	2026	2027	Total
Forward – fuel oil:
Litres (thousands)	9,947	26,555	7,426	43,928
Average strike price	$0.42	$0.41	$0.38	$0.41

Forward – gas oil:
Litres (thousands)	11,196	33,653	10,672	55,521
Average strike price	$0.56	$0.54	$0.52	$0.54

The unrealized fair value of these contracts at September 30, 2025 was $(2) million (December 31, 2024 - $(2) million).

Subsequent to September 30, 2025, the Company entered into contracts for the delivery of 3 million litres of gas oil at a weighted average strike price of $0.51 per litre and 2 million litres of fuel oil at a weighted average strike price of $0.37 per litre..

Gold derivatives

During the year ended December 31, 2024, as a requirement of the RCF (Note 10), the Company entered into a series of 1:1 zero-cost put/call gold collar contracts with settlement between February 2025 and January 2027. These derivative instruments were not designated as hedges by the Company and are recorded at FVTPL.

The following is a summary, by maturity dates, of the Company’s gold derivative contracts outstanding as at September 30, 2025:

	2025	2026	2027	Total

Ounces	51,003	200,006	16,637	267,646
Average floor price	$2,450	$2,450	$2,450	$2,450
Average ceiling price	$3,294	$3,294	$3,294	$3,294

The unrealized fair value of these contracts at September 30, 2025 was $(173) million (December 31, 2024 - $0 million).

15 Gold stream obligation

The Company's gold stream obligation requires the delivery from production at the Company's Goose Mine as follows:
•2.7805% of gold production up to delivery of 87,100 ounces;
•1.4405% of gold production up to an aggregate of 134,000 ounces; and
•1.005% of gold production thereafter.

The gold stream obligation was determined to be a derivative liability under IFRS 9 Financial instruments, and has been classified as FVTPL. As a result, it has been recorded at its fair value on the Condensed Interim Consolidated Balance Sheet with changes in the fair value being recorded in the Condensed Interim Consolidated Statement of Operations. The fair value of the gold stream was determined to be level 3 in the fair value hierarchy (Note 17). The Company has guaranteed the gold stream obligation.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

During the three and nine months ended September 30, 2025, the Company delivered 95 ounces (2024 - 0 ounces) into the gold stream obligation. The Company receives purchase price for each ounce of refined gold metal equal to 18% of the p.m. London Bullion Market Association ("LBMA") Gold Price. The difference between the LBMA gold price and such purchase price being payable is deducted against the upfront funding until it has been reduced to nil.

The following is a summary of the changes in the gold stream obligation:

$

Outstanding at December 31, 2024	166,425
Change in fair value	80,406
Gold delivered	(280)
Outstanding at September 30, 2025	246,551
Less current portion	(17,000)
229,551

16 Prepaid gold sales

On January 23, 2024, the Company entered into a series of prepaid gold sales with a number of its RCF syndicate banks. Under the terms of the prepaid gold sales, the Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces. Gold deliveries can be from production from any of the Company’s operating mines and the prepaid gold sales can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces.

During the three and nine months ended September 30, 2025, the Company delivered 66,192 ounces into contracts valued at $144 million. As the Company physically delivered ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the Interim Condensed Consolidated Statement of Operations at the time of delivery based on the contract price.

The following is a summary of the changes in the prepaid gold sales obligation:

$

Outstanding at December 31, 2024	538,110
Gold deliveries	(144,093)
Accretion	29,382
Outstanding at September 30, 2025	423,399

During the three and nine months ended September 30, 2025, the Company recognized interest charges of $9 million and $29 million, respectively (2024 - expense of $10 million and $28 million, respectively) relating to the financing component contained in the prepaid gold sales. The interest expense recognized in the Condensed Interim Consolidated Statement of Operations for the three and nine months ended September 30, 2025 was $0 million and $0 million (2024 - $2 million and $11 million) respectively. During the three and nine months ended September 30, 2025, a total of $9 million and $29 million, respectively, was capitalized to the cost of constructing qualifying assets during the period (2024 - $8 million and $17 million, respectively).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

17 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at September 30, 2025, the Company’s financial assets and liabilities that are measured at fair value are categorized as follows:

	As at September 30, 2025			As at December 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$

Long-term investments (Note 6)	178,415	—	—	76,717	—	—
Short-term investments (Note 4)	8,426	—	—	11,565	—	—
Gold derivative contracts (Note 14)	—	(172,788)	—	—	111	—
Fuel derivative contracts (Note 14)	—	(1,731)	—	—	(2,259)	—
Gold stream obligation (Note 15)	—	—	(246,551)	—	—	(166,425)

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

The fair values of the Company's fuel and gold derivative contracts were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the gold stream was calculated based on an income approach and a discounted cash flow model. The calculated fair value includes inputs that are based on observable market data, including forward gold price curves and credit adjusted risk-free rates. The fair value also includes inputs that are not based on observable market data, including the timing of future gold deliveries. The valuation has been prepared by an independent valuations specialist with direct oversight from the Company. Forward gold price estimates ranged from $3,825 to $5,182 per ounce. A $100 per ounce change in the gold forward price would have approximately a $5 million impact on the fair value of the gold stream obligation. A 50 basis point change in the discount rate would also have approximately a $5 million impact on the fair value of the gold stream obligation.

The fair value of the Notes, based on quoted market prices, is $778 million. The carrying amount of the Notes represents the liability component recorded at amortized costs (Note 10), while the fair value represents both the liability and equity components. The fair value of the Notes is categorized as level 1 in the fair value hierarchy outlined in IFRS 13 Fair value measurement. The fair value of the Company's other long-term debt approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

Credit risk

The Company’s maximum exposure to credit risk is the book value of cash and cash equivalents, accounts receivable, loans receivable and the carrying value of its derivative portfolio. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit rating agencies. The Company maintains its excess cash balances in short-term investments accounts. The Company does not maintain insurance for its cash balances.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

18 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended Sept. 30, 2025	For the three months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2024
	$	$	$	$

Income (loss) from operations before taxes	197,787	(571,694)	616,951	(417,529)
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense (recovery) at statutory rates	53,402	(154,357)	166,577	(112,733)

Increase (decrease) attributable to:
Future withholding tax	28,000	9,300	59,000	4,776
Benefits not recorded on impairment losses	—	178,513	—	227,498
Change in accrual for tax audits	1,690	30,217	2,690	67,352
Effects of different foreign statutory tax rates	34,020	9,860	81,593	14,506
Change due to foreign exchange	1,147	(19,372)	(57,060)	(6,132)
Benefit of optional tax incentives	(14,277)	(5,708)	(28,821)	(14,754)
Change in non-taxable portion of gains	(318)	21	(268)	(8,240)
Non-deductible expenditures	8,900	2,780	24,423	10,969
Withholding and other taxes	3,003	2,873	40,661	7,700
Change in losses and tax bases for which no tax benefit has been recorded	55,136	3,826	77,066	7,579
Change in income tax rates and new taxes	4,000	—	4,000	—
Use of losses and temporary differences not previously recognised	—	1,351	—	—
Amounts (over) under provided in prior years	(39)	34	650	1,278
Income tax expense	174,664	59,338	370,511	199,799

Current income tax, withholding and other taxes	143,945	74,804	390,202	233,085
Deferred income tax expense (recovery)	30,719	(15,466)	(19,691)	(33,286)
Income tax expense	174,664	59,338	370,511	199,799

Included in current income tax expense for the three and nine months ended September 30, 2025 was an expense of $28 million and $64 million, respectively (2024 - recovery of $2 million and expense $11 million, respectively), related to the State of Mali's 20% (2024 - 10%) priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

19 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended Sept. 30, 2025	For the three months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2024
	$	$	$	$

Depreciation and depletion	104,665	88,051	296,927	273,505
Unrealized losses on derivative instruments	101,715	6,270	172,370	6,269
Change in fair value of gold stream (Note 15)	28,100	1,957	80,406	21,196
Deferred income tax expense (recovery) (Note 18)	30,719	(15,466)	(19,691)	(33,286)
Share-based payments	5,088	5,031	18,974	14,529
Non-cash interest and financing expense	4,730	6,966	15,307	24,002
Non-recoverable input taxes	380	3,353	12,657	9,934
Change in other assets	(1,962)	(6,390)	10,909	382
Non-cash community relations expense	10,000	—	10,000	—
Loss on sale of fixed assets (Note 13)	4,111	145	7,665	1,589
Write-down of mining interests (Note 7)	—	—	5,118	636
Share of net loss (income) of associates (Note 8)	2,103	98	1,925	(4,581)
Impairment of long-lived assets (Note 7)	—	661,160	—	876,376
Gain on sale of mining interests (Note 7)	—	(7,453)	—	(56,115)
Gain on sale of shares in associate (Note 8)	—	—	—	(16,822)
Loss on dilution of associate (Note 8)	—	—	—	8,984
Other	11,778	5,898	11,553	7,936
	301,427	749,620	624,120	1,134,534

Changes in non-cash working capital:

	For the three months ended Sept. 30, 2025	For the three months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2024
	$	$	$	$

Accounts receivable and prepaids	683	(12,620)	(15,256)	(26,818)
Value-added and other tax receivables	(15,464)	(26,788)	(4,538)	(34,226)
Inventories	(41,282)	(8,318)	(74,323)	(43,504)
Accounts payable and accrued liabilities	11,857	8,007	24,388	14,099
Current income and other taxes payable	115,135	43,295	154,680	36,301
	70,929	3,576	84,951	(54,148)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended Sept. 30, 2025	For the three months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2024
	$	$	$	$

Fekola Mine, exploration	—	(996)	—	(3,136)
Masbate Mine, exploration	(602)	(1,290)	(1,553)	(3,039)
Otjikoto Mine, exploration	(2,220)	(1,888)	(6,433)	(5,191)
Goose Mine, exploration	(5,619)	(13,179)	(15,941)	(22,529)
Back River Regional, exploration	(6,598)	(152)	(9,604)	(446)
Finland Properties, exploration	(522)	(612)	(1,218)	(2,720)
Other	(177)	(635)	(463)	(2,103)
	(15,738)	(18,752)	(35,212)	(39,164)

Non-cash investing and financing activities:

	For the three months ended Sept. 30, 2025	For the three months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2024
	$	$	$	$

Interest capitalized to construction of qualifying assets	20,095	7,703	54,863	18,102
Change in current liabilities relating to deferred financing costs	—	—	(4,059)	—
Foreign exchange gain (loss) on Fekola equipment loan facility	26	388	(2,632)	(12)
Change in current liabilities relating to mining interest expenditures	(15,160)	(12,474)	(26,215)	(7,674)
Share-based payments, capitalized to mining interests	506	165	1,281	399
Share consideration received on sale of mining interests (Note 7 )	—	10,184	—	81,433
Interest on loan to non-controlling interest	—	—	—	2,801

For the three and nine months ended September 30, 2025, the Company paid $33 million and $203 million, respectively, of current income tax, withholding and other taxes in cash (2024 - $50 million and $222 million, respectively).

20 Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Fekola, Masbate, Otjikoto and Goose mines. It also includes Fekola Regional properties, which are in the exploration and evaluation stage. The Fekola Regional segment includes the Anaconda Area formerly the three separate Bantako North, Menankoto and Bakolobi permits, now consolidated into one permit called Menankoto and the Dandoko permit. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and evaluation, including the Company's interest in the Gramalote Project, as well as the Company's equity accounted investment in its associates. The “Corporate and Other” segment includes corporate operations.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s segments are summarized in the following tables:

	For the three months ended September 30, 2025
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	472,582	—	54,964	110,967	341	—	144,094	782,948
Intersegment gold revenue	—	—	171,277	32,088	28,552	—	(231,917)	—
Production costs	104,448	—	49,632	31,947	9,127	—	—	195,154
Depreciation & depletion	54,417	137	30,953	19,157	—	—	578	105,242
Net income (loss)	124,270	(2,763)	78,153	50,467	8,442	(1,784)	(233,662)	23,123
Capital expenditures	55,113	5,579	10,518	6,611	162,687	18,849	113	259,470
Total assets	1,509,801	209,089	629,904	326,054	2,235,600	368,268	413,500	5,692,216

	For the three months ended September 30, 2024
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	194,988	—	120,115	133,126	—	—	—	448,229
Production costs	109,842	15	42,697	39,854	—	—	—	192,408
Depreciation & depletion	37,429	156	21,329	27,530	1,607	—	542	88,593
Impairment of long-lived assets	—	—	—	—	661,160	—	—	661,160
Net (loss) income	35	(960)	29,735	35,403	(669,601)	(1,281)	(24,363)	(631,032)
Capital expenditures	65,460	4,305	6,482	2,497	134,153	4,443	412	217,752
Total assets	1,380,614	177,013	714,469	387,675	1,416,340	323,301	389,325	4,788,737

	For the nine months ended September 30, 2025
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	1,104,565	—	317,055	441,206	341	—	144,094	2,007,261
Intersegment gold revenue			171,277	32,088	28,552		(231,917)	—
Production costs	289,594	—	122,116	96,674	9,127	—	—	517,511
Depreciation & depletion	135,195	396	68,776	96,329	(3,770)	36	1,709	298,671
Net income (loss)	296,893	(3,213)	162,063	150,811	10,572	(6,626)	(364,060)	246,440
Capital expenditures	172,495	13,752	36,701	19,140	411,305	34,826	241	688,460
Total assets	1,509,801	209,089	629,904	326,054	2,235,600	368,268	413,500	5,692,216

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the nine months ended September 30, 2024
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	721,898	—	328,165	352,179	—	—	—	1,402,242
Production costs	276,428	15	123,070	100,939	—	—	—	500,452
Depreciation & depletion	125,238	1,778	60,328	84,554	1,607	—	1,578	275,083
Impairment of long-lived assets	162,673	52,543	—	—	661,160	—	—	876,376
Net (loss) income	(40,155)	(52,021)	70,952	86,749	(671,378)	1,442	(12,917)	(617,328)
Capital expenditures	201,341	14,054	23,268	31,319	388,658	14,864	1,027	674,531
Total assets	1,380,614	177,013	714,469	387,675	1,416,340	323,301	389,325	4,788,737
The Company’s mining interests are located in the following geographical locations:

	September 30, 2025	December 31, 2024
	$	$
Mining interests
Canada	1,937,142	1,445,143
Mali	1,127,891	1,066,748
Philippines	449,946	480,570
Namibia	116,619	182,758
Colombia	97,753	74,875
Finland	37,250	36,033
Other	133	5,308
	3,766,734	3,291,435

21 Commitments

As at September 30, 2025, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $7 million for mobile purchases and rebuilds, and $1 million for other capital expenditures. Of these amounts, $4 million is expected to be incurred in 2025 and the remaining $4 million in 2026.
•For payments at the Goose Mine of $5 million related to mill and process plant upgrades and optimization, $4 million related to infrastructure upgrades, and $2 million related to mobile equipment purchases. Of these amounts, $8 million is expected to be incurred in 2025 and remaining $3 million is expected to be incurred in 2026.
•For payments at the Masbate Mine of $4 million for mobile equipment purchases, all of which is expected to be incurred in 2025.
•For payments at the Otjikoto Mine of $2 million development cost, and $1 million related to mobile equipment purchases, all of which is expected to be incurred in 2025.